UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
Amendment No. 1

Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

NORTH VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	94-2751350

(State of incorporation or organization)	(IRS Employer Identification No.)

300 Park Marina Circle
Redding, California	96001

(Address of principal executive offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Stock Purchase Rights	The Nasdaq Stock Market

Item 1. Description of Registrant’s Securities to be Registered

This Amendment No. 1 amends and supplements the Form 8-A filed with the Commission on September 30, 1999 by North Valley Bancorp, relating to the registration of stock purchase rights.

On March 26, 2009, North Valley Bancorp entered into the North Valley Bancorp Amended and Restated Shareholder Protection Rights Agreement (“Amended and Restated Rights Agreement”) with Mellon Investor Services LLC, as Rights Agent. The Amended and Restated Rights Agreement became effective on signing and amends, restates, supersedes and replaces the North Valley Bancorp Shareholder Protection Rights Agreement dated as of September 9, 1999 (Exhibit 1 to the Registration Statement on Form 8-A filed with the Commission on September 30, 1999, as incorporated by reference from Exhibit 4 to the North Valley Bancorp Current Report on Form 8-K, filed with the Commission on September 23, 1999).

The Rights distributed by North Valley Bancorp in 1999 as a dividend on each outstanding share of its common stock continue to entitle each registered holder, when and if certain specified takeover activity occurs, to purchase from North Valley Bancorp (at the exercise price of $45.00 per share) a number of shares of its common stock having an aggregate market price equal to twice the exercise price. Whenever North Valley Bancorp becomes obligated to issue such shares of its common stock upon the exercise of or in exchange for Rights, it may, at its option, substitute shares of Series A Junior Participating Preferred Stock, without par value, at a ratio of one one-hundredth of a share of Series A Junior Participating Preferred Stock for each share of common stock so issuable. In this manner, each holder would be able to purchase shares of common stock at a reduced price, thereby placing the Board of Directors of North Valley Bancorp in a favorable position to negotiate with any “Acquiring Person” (defined in the Amended and Restated Rights Agreement as any person or group that acquires 10 percent or more of the outstanding shares of common stock).

The primary purpose for amending and restating the Rights Agreement was to extend its life for an additional ten (10) years by changing the final expiration date stated in Section 7(a) of the Rights Agreement, from September 9, 2009 to September 9, 2019. Under Section 7(a) as amended, the Rights will expire and no longer be exercisable on the earliest of (i) the time at which the Rights are exchanged, (ii) the time at which the Rights are redeemed, and (iii) the close of business on September 9, 2019. The Amended and Restated Rights Agreement will terminate (except for certain provisions which expressly survive the termination) at the time the Rights are no longer exercisable.

A secondary purpose for amending and restating the Rights Agreement was to confirm the role of Mellon Investor Services LLC as the current Rights Agent (successor to the original Rights Agent, ChaseMellon Shareholder Services, L.L.C) and to revise and update the wording of certain provisions customary for such agreements in reference to the rights, duties and obligations of the Rights Agent. Under the original terms of the Rights Agreement (and as amended and restated), North Valley Bancorp agrees to indemnify the Rights Agent for any loss, liability, damage, cost or expense incurred while acting in such capacity without gross negligence, bad faith or willful misconduct on the part of the Rights Agent.

The Amended and Restated Rights Agreement, which includes Exhibit A (the Certificate of Determination), Exhibit B (the forms of Rights Certificate and Election to Exercise) and Exhibit C (Summary of Rights to Purchase Preferred Shares) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Amended and Restated Rights Agreement, including Exhibits A, B and C.

Item 2. Exhibits

Exhibit No.	Description

(1)

North Valley Bancorp Amended and Restated Shareholder Protection Rights Agreement, dated as of March 26, 2009 (incorporated by reference to Exhibit 4.1 to the North Valley Bancorp Current Report on Form 8-K filed with the Commission on March 31, 2009)

(2)	Form of Certificate of Determination, included in Exhibit A to the Amended and Restated Shareholder Protection Rights Agreement, described in Exhibit (1) above.

(3)	Forms of Rights Certificate and of Election to Exercise, included in Exhibit B to the Amended and Restated Shareholder Protection Rights Agreement, described in Exhibit (1) above.

(4)	Summary of Rights to Purchase Preferred Shares, included in Exhibit C to the Amended and Restated Shareholder Protection Rights Agreement, described in Exhibit (1) above.

SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Form 8-A to be signed on its behalf by the undersigned, hereunto duly authorized.

                    Date: March 31, 2009

NORTH VALLEY BANCORP
(Registrant)

By:	/s/ Kevin R. Watson

Kevin R. Watson
Executive Vice President and
Chief Financial Officer